Exhibit 22.1 – List of Subsidiary Issuers of Guaranteed Securities

As of May 10, 2023, CRH public limited company (“CRH”) was the guarantor of the following unsecured registered debt securities issued by the wholly-owned subsidiaries of CRH listed below:

Company	Jurisdiction of Incorporation or Organization	Debt Securities
CRH America, Inc.	Delaware	6.40% Notes due 2033

The following wholly-owned subsidiaries of CRH may be the issuer of debt securities, which are fully and unconditionally guaranteed by CRH, to be issued under separate indentures to be entered into among the subsidiaries listed below, as issuer, CRH, as guarantor, and The Bank of New York Mellon, as trustee:

Company	Jurisdiction of Incorporation or Organization
CRH America Finance, Inc.	Delaware

CRH SMW Finance Designated Activity Company	Ireland